AM
6-21-2005



SEC 05043543 COMMISSION
49

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFP Broker-Dealer, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street, 11th Floor
(No. and Street)

San Francisco, CA 94111
(City) (State) (Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter A. Luchetti (415) 274-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 Market Street, San Francisco, CA 94105
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter A. Luchetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFP Broker-Dealer, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California, County of San Francisco
Subscribed and sworn to before me this 19th
Day of April, 2005, by
Peter A. Luchetti
~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public California

Signature

CEO

Title



ANDREW F. ALBRIGHT
Commission # 1463871
Notary Public - California
San Francisco County
My Comm. Expires Feb 7, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GFP Broker-Dealer Inc.
150 California Street, 11th Floor
San Francisco, CA 94111



VIA FEDERAL EXPRESS
April 20, 2005

Mr. Louis Yim
NASD District 1
525 Market Street, Suite 300
San Francisco, CA 94105

RE: Oath or Affirmation to the December 31, 2004 Annual Filing of Audited Statements

Dear Mr. Yim:

Per the letter from Ms. Angelita Cabrera dated April 15, 2005, please find enclosed the Oath or Affirmation to GFP's 2004 annual audited statements along with a new Form X-17A-5 Part III Facing Page. The period-ending date in the Oath or Affirmation has been corrected to reflect December 31, 2004. One copy of each of these forms will be sent to the SEC San Francisco District Office and two copies to the SEC Washington, D.C. office.

Please contact me or Diane Chung at (415) 274-0800 should you have any questions. Thank you.

Sincerely,

Peter A. Luchetti
CEO

Enclosures (3)
cc: Ms. Jennet Leong, SEC San Francisco District Office
SEC Washington, D.C. Office